JEFFREY VETTER	February 21, 2013	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

CONFIDENTIAL TREATMENT REQUESTED BY MODEL N, INC. PORTIONS OF THIS

DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL

TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH AN ASTERISK

TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL

HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE

COMMISSION.

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Model N, Inc.
Registration Statement on Form S-1
File No. 333-186668

Ladies and Gentlemen:

On behalf of Model N, Inc. (the “Company”), and in connection with the submission of a letter dated January 15, 2013 (the “First Response Letter”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 7, 2013 (the “First Comment Letter”), relating to the draft of the above-referenced Registration Statement on Form S-1 originally confidentially submitted by the Company with the Securities and Exchange Commission on December 11, 2012 (the “Registration Statement”), we submit this supplemental letter to further address comment 22 of the First Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

The Company advises the Staff that the Company currently estimates a preliminary price range of $[* * *] (or approximately $[***] on a pre-reverse stock split basis) and $[* * *] (or approximately $[***] on a pre-reverse stock split basis) per share for the proposed offering. The Company intends to effect a 1-for-3 reverse stock split in connection with the proposed offering, which it intends to complete

* * * Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY MODEL N, INC.

MODEL-1

Securities and Exchange Commission

Division of Corporation Finance

February 21, 2013

prior to the filing of the pre-effective amendment to the Registration Statement that will contain the preliminary prospectus used to market the proposed offering. This estimated price range has been determined based, in part, upon current market conditions and input received from the lead underwriters on the proposed offering, including discussions that took place on February 18, 2013 between senior management of the Company, the Company’s Board of Directors (the “Board”) and representatives of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc., the lead underwriters. The Company also notes that the parameters of a final price range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business developments impacting the Company.

Prior to February 18, 2013, the Company had not held specific discussions with the underwriters regarding the possible price range for the initial public offering. The range above does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

The Company expects to include the price range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show process, which it anticipates could commence as soon as March 7, 2013. We are providing this information to you supplementally to facilitate your review process.

The Company has not granted any stock options or other equity awards since September 28, 2012, when it granted options to purchase an aggregate of 1,972,925 shares of common stock (on a pre-reverse stock split basis) to certain employees at an exercise price of $4.00 ($12.00 per share after giving effect to the reverse stock split) per share and a fair value of $3.64 ($10.92 per share after giving effect to the reverse stock split) per share, which value was determined based on the factors described in the Registration Statement. Additionally, the Company also plans to grant additional equity awards in the future, however, the Company currently intends to value these awards based on the initial public offering price. As described in the Registration Statement, the Company’s business enterprise value for the valuation used for the September grants also reflected a non-marketability discount of 20%, which the Company believes was appropriate given the length of time prior to the filing of the Registration Statement and then to the actual marketing of the proposed initial public offering.

The Company does not believe that there is a material difference between the fair value of its common stock used for the grants made in September 2012 given that there is only an approximately 12.5% difference from the low end of the proposed initial public offering price range. Accordingly, the Company believes that the descriptions of the valuation assumptions that were used for the historic valuations, all of which are contained in the Registration Statement, are sufficient. The Company notes that the primary difference in the valuations was the fact that the preliminary price range necessarily assumes that the initial public offering had occurred and a public market for the Company’s common stock has been created, and therefore excludes any marketability or illiquidity discount for the Company’s common stock, which was appropriately taken into account in the fair value determination in September 2012.

CONFIDENTIAL TREATMENT REQUESTED BY MODEL N INC.

MODEL-2

Securities and Exchange Commission

Division of Corporation Finance

February 21, 2013

Accordingly, the Company believes that its accounting for stock-based compensation was appropriate and that no additional disclosure regarding the differences in the estimated public offering price range and the fair value of the common stock at the various grant dates would be material to investors.

Should the Staff have any questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631.

Sincerely,

/s/ Jeffrey Vetter

Jeffrey Vetter

cc:	Zack Rinat, Chief Executive Officer
Sujan Jain, Chief Financial Officer
Errol Hunter, Associate General Counsel
Model N, Inc.

Jeffrey Saper, Esq.

Rezwan Pavri, Esq

Wilson Sonsini Goodrich & Rosati P.C.

Mark McAffrey

PricewaterhouseCoopers LLP

CONFIDENTIAL TREATMENT REQUESTED BY MODEL N INC.

MODEL-3